Ruskin Moscou Faltischek P.C.
1425 RXR Plaza
Uniondale, NY  11556
(516) 663-6600

January 20, 2012

VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C.  20549
Attn:  Stephen Krikorian

Re:           Premier Alliance Group, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed January 5, 2012
Form 10-Q/A for the Quarterly Period Ended September 30, 2011
Filed January 5, 2012
File No. 000-50502

Dear Mr. Krikorian:

This letter is in response to the SEC comment letter of January 11, 2012 regarding the above-referenced matters.

Form 1O-K/ A for the Fiscal Year Ended December 31, 2010

Notes to Financial Statements, page F8

1. In response to prior comment 4, you indicate that you became aware of the quarterly impact of the deemed dividend to preferred shareholders during the preparation of your Form 10-K for the year ended December 31, 2010. Tell us what consideration was given to including the disclosures required by ASC 250-10-50-7 in your Form 10-K. Refer to ASC 250-10-50-8.

As disclosed in detail in both our Amendment # 2 to Form 10-K filed on January 20, 2012, and in our Form 8-K also filed January 20, 2012 in response to your comment 4. below, the Company addressed the matter at the time and concluded that no additional disclosure was required in the December 31, 2010 Form 10-K, nor was any restatement of prior interim period financial statements necessary due to the unique impact of the recording of this entry on the previously issued quarters, as it is a non-cash entry recorded below net income, has no effect on operations, cash flows or net financial position for any periods presented.

However, the Company and management has reassessed its conclusion drawn at that time and has filed an Amendment # 2 to its Form 10-K on January 20, 2012 to add an additional footnote to the financial statements – Note 20 – Correction of Previously Issued Interim Financial Statements – describing the error in detail and its impact on the prior interim periods, followed by a tabular presentation setting forth for each financial statement line item affected, the amount originally reported and the restated amount for all periods in accordance with ASC 250-10-50-7 and ASC 250-10-50-8.  Further, in its Amendment # 2 to Form 10-K  (and in the Form 8-K filing), the Company has reassessed its conclusion with respect to its evaluation of disclosure controls and procedures and its conclusion on management’s annual report on internal controls over financial reporting.  Please refer to the Amendment # 2 to Form 10-K filed January 20, 2012 and the Form 8-K filed on same date.

United States Securities and
Exchange Commission
Washington, D.C.  20549
Attn:  Stephen Krikorian

January 20, 2012

Form 10-Q/A for the Quarterly Period Ended September 30, 2011

Notes to Financial Statements

Note 1 - Basis of Presentation, page 5

2.
We note that you amended your Form 10-Qs for the quarterly periods ended June 30, 2010, September 30, 2010 and June 30, 2011 for the correction of an error. In future filings that include financial statements that are restated, including any amendments to these filings, please ensure that you disclose that your previously issued financial statements have been restated by labeling the columns as restated, pursuant to ASC 250- 10-50-7.

We have amended, in accordance with the totality of comments herein and our collective response, our Form 10-Q’s for the quarterly periods ended June 30, 2010, September 30, 2010 and June 30, 2011 for amendments to Item 4T, Controls and Procedures.  We have taken that opportunity to disclose in the “Explanatory Notes” and in the financial statements included therein, that we have appropriately labeled the columns “Restated” where the amounts have been corrected for prior error.  Please see our amended Form 10-Q’s for the aforementioned periods as filed January 20, 2012.

3.
As previously requested in prior comment 4, please tell us how the discovery of the error was considered in your assessment of controls and procedures as of December 31, 2010. In addition, please also address whether the original disclosures in management's reports on the effectiveness of disclosure controls and procedures as of June 30, 2010 and September 30, 2010 continue to be appropriate in light of the errors in the financial statements for those periods. Refer to Section B.4 of SEC Release No. 33-8810:  Commission Guidance Regarding Management's Report on Internal Control over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

First, as described in response to Comment 1., the Company addressed the matter at the time and concluded that no additional disclosure was required in the December 31, 2010 Form 10-K, nor was any restatement of prior interim period financial statements necessary due to the unique impact of the recording of this entry on the previously issued quarters, as it is a non-cash entry recorded below net income, has no effect on operations, cash flows or net financial position for any periods presented.  However, the Company and management has reassessed its conclusion drawn at that time and has filed an Amendment # 2 to its Form 10-K to add an additional footnote to the financial statements – Note 20 – Correction of Previously Issued Interim Financial Statements – describing the error in detail and its impact on the prior interim periods, followed by a tabular presentation setting forth for each financial statement line item affected, the amount originally reported and the restated amount for all periods in accordance with ASC 250-10-50-7 and ASC 250-10-50-8.  Further, in its Amendment #2 to Form 10-K filing (and in the Form 8-K filing), the Company has reassessed its conclusion with respect to its evaluation of disclosure controls and procedures and its conclusion on management’s annual report on internal controls over financial reporting, with particular emphasis on SEC Release 33-8810.  Please refer to the Amendment # 2 to Form 10-K filed January 20, 2012.

United States Securities and
Exchange Commission
Washington, D.C.  20549
Attn:  Stephen Krikorian

January 20, 2012

Secondly, after careful consideration of the totality of SEC Release 33-8810, in light of the weakness in internal control over financial reporting identified which created the necessity to restate the quarters, we reassessed the effectiveness of controls and procedures as reported, as of June 30, 2010 and September 30, 2010. In addition, we also reassessed our conclusions as of June 30, 2011, as the prior year quarters were not originally stated properly in the comparative statement of operations which caused a restatement.  In our amended Form 10-Q’s for each of the periods aforementioned as part of our reassessment, we modified the controls and procedures disclosure in the amended Form 10-Q’s to state, “It has been determined that deemed dividends on preferred stock were not recorded in the proper interim period, thus requiring restatement of previously issued financial statements.  In light of the weakness in internal controls over financial reporting giving rise to this error, the CEO and Principal Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this report.”

4.
In response to prior comment 4, you provide several reasons why you did not feel that Item 4.02 of Form 8-K was applicable. Item 4.02(a) of Form 8-K requires a Form 8-K to be filed when you conclude that any previously issued quarterly or annual financial statements should no longer be relied upon because of an error in the financial statements. We note that you filed amendments to your financial statements for the three and six months ended June 30, 2010 and three and nine months ended September 30, 2010 because of an error in such financial statements. As such, it appears that you were required to file a Form 8-K. Please file Item 4.02 of Form 8-K or advise.

We have filed a Form 8-K and fully disclosed all required information as required by Item 4.02 in the Regulations thereof.  In addition, we also added Item 8.01. Other Events, to address demonstrative actions taken by the Company, and meeting the disclosure requirements of Item 308(c) of Regulation S-K (as these changes did not occur in the Form 10-Q for the three months ended September 30, 2011).  Please refer to our Form 8-K as filed January 20, 2012.

Controls and Procedures, page 18

5.
In your response to prior comment 6, you describe certain changes that have been made to your internal controls and procedures. Tell us whether these changes materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and what consideration you gave, or will give, to disclosing such changes in accordance with Item 308(c) of Regulation S-K.

We did describe certain changes that have been made to internal controls and procedures, though the core procedures outlined in Item 9, Controls and Procedures, remain in place.  However, we do consider the following (also described in Item 8.01 – Other Events in our Form 8-K as filed January 20, 2012) to be changes to our internal controls and procedures that are reasonably likely to materially affect the Company’s internal control over financial reporting.  As aforementioned, these changes were disclosed in accordance consistent with Item 308(c) of Regulation 8-K in our Form 8-K as filed.  Inasmuch as the substance of these changes occurred subsequent to the end of the quarter ended September 30, 2011, they are not disclosed in the Form 10-Q or amended Form 10-Q for that period.  However, as specifically outlined in

United States Securities and
Exchange Commission
Washington, D.C.  20549
Attn:  Stephen Krikorian

January 20, 2012

Item 308(c) of Regulation 8-K, these changes will be outlined in Item 9, Controls and Procedures in our Annual Report on Form 10-K for the year ended December 31, 2011, under the caption, “CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING” as occurring in the fourth quarter.  These changes are described below:

The Company (also disclosing in accordance with Item 308(c) of Regulation S-K), as part of its growth and maturation, has already taken demonstrative steps to enhance its Controls and Procedures over internal control in general, and in ICFR in particular.

1.
Prior to October 24, 2011, Mark Elliott, the President and CEO had been serving the Company as its CEO, Principal Financial Officer and Principal Accounting Officer.  On October 24, 2011, the Company hired a full time Chief Financial Officer, fully segregating these roles and responsibilities.

2.
The new Chief Financial Officer is a licensed CPA and has substantial experience in SEC financial reporting and compliance with both ’33 and ’34 Act requirements.  He has already assumed a leadership role in the financial reporting and internal controls arena which will enhance the Company’s ICFR.

3.
In addition, in May of 2011, the Company hired a full time Controller who is also a licensed CPA and CISA and is well versed in internal accounting controls and procedures and enforcing those controls throughout our staff and providing timely information to the CFO and CEO.  Effective October 2011, his responsibilities were expanded to assist with financial reporting.

4.
The Company has also reviewed its work flow surrounding its monthly, quarterly and annual financial reporting to ensure that all reviews by appropriate parties are timely and that any edits or comments by any reviewing party get re-circulated back to the entire appropriate working group.

5.
The Company has also increased its internal resources by obtaining a complete subscription to Thompson Reuter’s online service providing for a depth and breadth of accounting (full ASC codification), SEC reporting, Regulation S-X and S-K resources, including complete quarterly and annual disclosure checklists.

Please advise if you have any questions or comments concerning the foregoing.

Sincerely,

/s/

STUART M. SIEGER

For the Firm

cc:           Mark. S. Elliott
Larry Brumfield
Seth I. Rubin, Esq.
Peter Campitiello, Esq.